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                                                Filed Pursuant to Rule 424(a)
                                                Registration File No.: 33-18243



	               	QUESTRON TECHNOLOGY, INC.

			SUPPLEMENT TO PROSPECTUS
 			  DATED MARCH 4, 1997

                            ----------------

	The information contained in the accompanying Prospectus dated
March 4, 1997 ("Prospectus") of Questron Technology, Inc. (the "Company") is hereby supplemented as follows. Terms not defined in this Supplement shall have the meanings given to them in the Prospectus.

COVER PAGE
----------

	The information set forth on the cover page of the Prospectus is hereby supplemented by the addition of the following paragraph as the third paragraph on such page:

        "On July 21, 1997, Mr. A.J. Dinicola, one of the Selling Securityholders, sold 1,500,000 Series IV Warrants to Biltmore in a privately-negotiated transaction pursuant to an agreement entered into on or about June 26, 1997. The purchase price per warrant paid by Biltmore was equal to the closing price for the Series IV Warrants on June 26. These 1,500,000 Series IV Warrants may be sold from time to time by Biltmore in one or more transactions of the nature described under "Plan of Distribution."

PAGE 33
-------

        The information set forth on page 33 of the Prospectus is hereby supplemented by the addition of the following information after the material appearing under the caption "Proposed Acquisition of Webb":

"RECENT DEVELOPMENTS

	The Company completed the acquisition of Webb on March 10, 1997.

        On September 22, 1997, the Company completed the acquisition of California Fasteners, Inc. ("Calfast") from the former shareholders of Calfast. Calfast is a distributor of fasteners and related items, with branches in Anaheim, San Diego and Phoenix. Calfast had revenues of $11 million for the eleven months ended July 31, 1997 and an operating profit of approximately
$2 million, after certain adjustments for non-recurring expenses. Calfast will operate as a wholly-owned subsidiary of the Company.

        The Company paid a total of $10,634,441, consisting of $6,594,441 in cash, the assumption of $1,058,712 in net debt and the issuance of 475,106 shares (the "Shares") of common stock of the Company, valued at $2,981,288. Subject to the terms of the Stock Purchase Agreement dated as of August 29, 1997 (the "Calfast Agreement"), and the related Put Agreement dated as of September 22, 1997, the former shareholders of Calfast were granted the option to sell 125,896 of such Shares back to the Company on a monthly basis in the following manner: (i) for each of the seven months during the period October 1997 through April 1998, an aggregate of 8,879 Shares per month (valued at $6.275 per Share), and (ii) for each of the fifty-three months during the period May 1998 through September 2002, an aggregate of 1,203 Shares per month (valued at $6.275 per Share).


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        In addition, the consideration is subject to adjustment based upon certain operating performance targets for the years ending December 31, 1997 and 1998. The Company will pay as additional purchase price an amount equal to the aggregate earnings before interest, income taxes, amortization of goodwill, and the allocation of corporate expenses associated with the three branches of Calfast (hereinafter "EBIT") in excess of $1,000,000 for the four month period from September through December 1997. Such additional payment may not exceed $795,559. For the year ended December 31, 1998, the Company will pay as additional purchase price an amount equal to the 1998 EBIT up to a maximum of $3,500,000 (the "1998 Deferred Purchase Price") by delivery of (i) an aggregate amount equal to 50% of the 1998 Deferred Purchase Price up to $1,750,000 in cash; and (ii) shares of the Company's Common Stock, the value of which shall equal 50% of the 1998 Deferred Purchase Price, up to $1,750,000 (based on the then market price of the shares).

        In connection with the acquisition, the Company has also entered into five year employment agreements with Calfast's two former shareholders, Doug Zadow and Terry Bastian.

        The Shares issued have not been registered under the Securities Act and may not be resold absent such registration or unless an exception from registration is available. The Company is obligated to file a registration statement under the Securities Act relating to the resale of 125,896 of the Shares.

        In connection with the closing of the Calfast transaction, the Company entered into a new credit facility with the Silicon Valley Bank of Santa Clara, California. The facility consists of a $10,000,000 six-year term loan and a $4,000,000 revolving credit facility. A portion of the funds from the credit facility was used to finance the acquisition of Calfast."

PAGE 47
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        The information set forth on page 47 of the Prospectus is hereby supplemented by the addition of the following paragraph as the second full paragraph on such page:

        "On July 21, 1997, Mr. A.J. Dinicola, one of the Selling Securityholders, sold 1,500,000 Series IV Warrants to Biltmore in a privately-negotiated transaction pursuant to an agreement entered into on or about June 26, 1997. The purchase price per warrant paid by Biltmore was equal to the closing price for the Series IV Warrants on June 26. These 1,500,000 Series IV Warrants may be sold from time to time by Biltmore in one or more transactions of the nature described under "Plan of Distribution."

        The information set forth on page 47 of the Prospectus is hereby supplemented by the addition of the following paragraph as the second paragraph under the caption "Plan of Distribution" which appears on such page:

        "On July 21, 1997, Mr. A.J. Dinicola, one of the Selling Securityholders, sold 1,500,000 Series IV Warrants to Biltmore in a privately-negotiated transaction pursuant to an agreement entered into on or about June 26, 1997. The purchase price per warrant paid by Biltmore was equal to the closing price for the Series IV Warrants on June 26. These 1,500,000 Series IV Warrants may be sold from time to time by Biltmore in one or more transactions of the nature described under the immediately preceding paragraph."


Dated: October 7, 1997